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                               October 23, 2023

       Steven Voskuil
       Chief Financial Officer
       The Hershey Company
       19 East Chocolate Avenue
       Hershey , PA 17033

                                                        Re: The Hershey Company
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 17,
2023
                                                            File No. 1-00183

       Dear Steven Voskuil:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the period ended December 31, 2022

       Trends Affecting Our Business, page 22

   1. We note your disclosure that among other things, "negative macroeconomic conditions, including inflation on
inputs to consumer products" is a current trend impacting your business. In future
filings, please expand your disclosures to identify the principal factors contributing to the
inflationary pressures the company has experienced and clarify the resulting impact to the
company, if material. Please also identify specific actions planned or taken, if any, to
mitigate inflationary pressures
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations, page 24

   2. We note your discussion of your results of operations, starting on page 24, that qualitatively describes
multiple factors that impacted these line items in each respective reporting period. For
example, your discussion of the year over year drivers of cost of sales increase "was
driven by higher sales volume, higher supply chain inflation costs,
 Steven Voskuil
The Hershey Company
October 23, 2023
Page 2
         including higher logistics and labor costs and an incremental $40.8 million of unfavorable mark-to-market activity on our commodity derivative instruments intended to
         economically hedge future years    commodity purchases. Additionally,
the increase was
         partially offset by favorable price realization and supply chain productivity." In future filings, please revise to further describe material changes to a line item in both quantitative
         and qualitative terms for each disclosed component, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameSteven Voskuil                                Sincerely,
Comapany NameThe Hershey Company
                                                                Division of
Corporation Finance
October 23, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName